EXHIBIT 99.1

Just Energy Receives Continued Listing Standards Notice from the NYSE

TORONTO, March 24, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE) (NYSE:JE) announced that on March 23, 2020 it received written notification from the New York Stock Exchange ("NYSE") that it was not in compliance with the standard set forth in Rule 802.01C of the NYSE Listed Company Manual that requires listed companies to maintain an average closing share price of at least US$1.00 over a consecutive 30 trading-day period.  This notification is not discretionary and is sent when a listed company’s share price falls below the NYSE’s minimum price listing standard.

As required by the NYSE, the Company intends to respond to the NYSE within ten business days and notify the NYSE of its intent to cure the deficiency and return to compliance with the NYSE continued listing requirements. The Company has six months following the receipt of the noncompliance notice to cure the deficiency and regain compliance. Under the NYSE rules, the Company can regain compliance at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, its common stock has a closing share price of at least US$1.00 and an average closing share price of at US$1.00 over the 30 trading-day period ending on the last trading day of that month. Failure to regain compliance during the cure period or the Company’s failure to maintain other listing requirements could lead to a delisting.

During this period, the Company's common stock will continue trading on the NYSE under its existing ticker symbol, with the addition of a suffix indicating the "below compliance" status of its common stock, as "JE.BC." The trading of Just Energy’s shares on the Toronto Stock Exchange remains unaffected.

The notice does not affect the Company's business operations, or its Securities and Exchange Commission reporting requirements, and does not conflict with or cause an event of default under any of the Company's material debt agreements.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including, but not limited to, statements and information regarding the Company’s ability to regain compliance with the NYSE listing standards and trading of the Company’s shares on the NYSE. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated, the Company undertakes no obligations to update or revise any forward-looking statement. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business, the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic, the results of strategic review process, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: 617-982-0475
michael.cummings@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.